Exhibit 99.1

Scorpio Tankers Inc. Announces Agreements to Sell 14 Vessels, an Update on Financings, and Preliminary Q4 2021 Daily TCE Revenues

MONACO, January 27, 2022 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announces that the Company has entered into agreements to sell 14 vessels (two MRs and 12 LR1s), an update on financings, and the preliminary Q4 2021 daily TCE revenues.

Agreements to Sell 14 Vessels and Update on Financings

The Company has entered into agreements to sell two MRs (2013 built STI Fontvieille and 2019 built STI Majestic) and 12 LR1s.

The sale prices of STI Fontvieille, STI Majestic, and the 12 LR1s are $23.5 million, $34.9 million, and $413.8 million, respectively. The Company is expected to raise additional liquidity of approximately $189 million from these transactions, which are expected to close in the first and second quarters of 2022.

Separately, the Company is in discussions with a financial institution to further increase its liquidity by up to $27.0 million in connection with the refinancing of four vessels, which along with the aforementioned vessel sales are expected to increase the Company’s liquidity by approximately $216 million.

Using the latest publicly reported cash balance of $228.9 million on November 10, 2021 (reported in the November 11, 2021 press release), and adding (i) the additional liquidity raised on all of the financing transactions that have closed (see December 13, 2021 press release), (ii) the additional liquidity that is expected to be raised from financing transactions that are in discussions, and (iii) the liquidity from the sale of the 14 vessels, the Company’s pro forma liquidity is $477.9 million.

Pro forma liquidity (amounts in millions):

Cash balance - Nov 10, 2021	$228.9	Nov. 11, 2021 Press Release
Financing transactions closed	33.0	Dec. 13, 2021 Press Release
Sale of 14 Vessels	189.0	Jan. 27, 2021 Press Release
Refinancing under discussion	27.0	Jan. 27, 2021 Press Release

	$477.9

Emanuele Lauro, Chairman and Chief Executive Officer commented, “These sales confirm that our NAV (net asset value) is substantially above the current STNG share price. The fundamentals are improving, and the additional liquidity gives us increased flexibility and security to create shareholder value.

“After the scheduled sale of the vessels, we have limited debt maturities in 2022, the convertible bonds for $69.7 million, which we are preparing to pay off with cash, and one credit facility for $16.9 million, which we plan on refinancing.”

Fourth Quarter of 2021 Daily Time Charter Equivalent (“TCE”) Revenues

Below are the estimated fourth quarter of 2021 daily TCE revenues. The amounts are subject to change as the Company has not finalized its results for the fourth quarter of 2021.

Average Daily TCE Revenue (1)
LR2	$14,000
LR1	$14,000
MR	$11,600
Handymax	$12,000

(1) TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, finance leases or bareboat charters-in 131 product tankers (42 LR2 tankers, 12 LR1 tankers, 63 MR tankers and 14 Handymax tankers) with an average age of 6.0 years. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
(212) 542-1616